Delisting Determination, The Nasdaq Stock Market, LLC, July 19, 2024, Canna-Global Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Canna-Global Acquisition Corp, effective at the opening of the trading session on July 29, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2(e) and 5550(b)(2).
The Company was notified of the Staff determination on June 28, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on July 9, 2024.
The Staff determination to delist the Company securities became final on July 9, 2024.